Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

SELL SIDE ANALYST TALKING POINTS

•	Thanks for taking the time, I wanted to introduce myself and our company.

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Bill Read, CFO – I’ve been with the company about a year now. Nearly 30 years of finance leadership in both public and private enterprises. I spent most of the last decade running portfolio companies for private equity – manufacturing of highly engineered products, especially A&D. Most recently with Abaco Systems.

•	Pete Cannito is our CEO. Pete has 25+ years of experience in the A&D sector. He is the former CEO of Polaris Alpha and is an operating partner with AE Industrial Partners, our current PE sponsor.

•	We are teamed with a truly impressive, blue chip cadre of space industry veterans that lead the company every day.

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As you are probably aware, we are going through the process of becoming a public company through a merger with Genesis Park Acquisition Corporation (GNPK). We intend to have our S-4 on file with the SEC shortly. We intend to have an analyst day after 4th of July holiday and we are planning to close the merger during the third quarter of 2021.

•	Now, I’d like to tell you a little about Redwire and why we are so passionate about the future of this company.

•	Redwire is a purpose-built, pure play, space infrastructure company, with the critical combination of innovative technology and decades of flight heritage.

•	Our technology has been at the forefront of space infrastructure from the beginning – and we’re growing fast to meet the increasing demand in this second golden age of space.

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We are an innovator in digitally engineered space infrastructure, and we have IP-protected leadership in on orbit servicing and manufacturing (OSAM) – applied robotics and additive manufacturing in space.

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As part of a mission expected to launch in 2023, we will provide the technology to enable the first space craft to build and assemble itself in orbit – the Archinaut project. This project combines cutting edge 3D printing, specifically designed for micro-gravity environments along with state-of-the-art robotics.

•	We have some amount of technology on virtually every space mission. It seems like we are putting something into space every month; and with increasing frequency.

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For example, the first of 6 of our iROSA solar arrays were installed on the ISS just last week. These new arrays will provide a significant power boost to support more ISS research and commercial activities in low Earth orbit like our additive manufacturing facility, which has been building parts in orbit on the ISS since 2014.

•	And now, with the influx of private capital, new public sector space initiatives and decreased launch costs, the space industry is expanding at exponential rates.

•	The market is projected to exceed $2 trillion by 2040.

•	And we have the technology that is enabling this industry growth and intend to be at the forefront of providing the “picks and shovels” for the new space gold rush.

•	What sets Redwire apart is our unique combination of rich spaceflight heritage and innovative technologies that will power the future of spaceflight.

•	We have more than 50 years of space flight experience and more than 150 missions flown, and over 100 patents and applications on breakthrough technologies.

•	We are already a profitable company, with very low capital intensity and a secure backlog of revenue from national security, civil, and commercial customers.

•	We have significant organic revenue growth opportunities, even without the funding from this merger.

•	This transaction provides the funding to accelerate our growth plans through strategic investments and provides dry powder for focused acquisitions.

•	We see a significant opportunity to expand the M&A pipeline and continue to consolidate a fragmented space market in a targeted way.

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As a first-mover industry consolidator with next generation breakout capabilities, like in-space manufacturing and 3D printing; backed by our proven capability and significant flight heritage, we are confident we will deliver on this mission.

•	Now, I’ll be happy to answer questions, with the understanding that I can’t say anything more than was in our merger communications materials and the subsequent GNPK filings.

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

Such forward looking statements include estimated financial information, including without limitation, forecasted revenue and revenue CAGR. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp.

You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. intends to file with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus will be mailed to Genesis Park Acquisition Corp. shareholders as of a record date to be established for voting on the proposed business combination when it becomes available.

Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: investorrelations@redwirespace.com.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Genesis Park Acquisition Corp. intends to file with the SEC.

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